FIRST AMENDMENT TO THE FUND ADMINISTRATION

SERVICING AGREEMENT

THIS FIRST AMENDMENT dated as of the 1st day of January 2019, to the Fund Administration Servicing Agreement, dated as of January 1, 2017 (the “Agreement”), is entered into by and between FMI Funds, Inc., a Maryland corporation (the “Company”), and U.S. Bancorp Fund Services, LLC d/b/a U.S. Bank Global Fund Services, a Wisconsin limited liability company (“Fund Services”).

RECITALS

WHEREAS, the Company and Fund Services have entered into the Agreement; and

WHEREAS, the Company and Fund Services desire to amend the Term of the Agreement and add an Early Termination clause; and

WHEREAS the Company and Fund Services desire to amend the fee schedule Exhibit C of the Agreement; and

WHEREAS, Section 11 of the Agreement allows for its amendment by a written instrument executed by both parties.

AGREEMENT

NOW, THEREFORE, the parties agree as follows:

1.	Section 11 of the Agreement is hereby superseded and replaced with the following:

Section 11. Terms of Agreement; Amendment; Early Termination

(1)	Term and Termination. This Agreement shall be deemed renewed effective as of January 1, 2019 and will continue in effect for a period of three (3) years from the renewal date (the “Renewal Term”). However, this Agreement may be terminated by either party upon giving 90 days prior written notice to the other party or such shorter notice period as is mutually agreed upon by the parties. Subsequent to the end of the Renewal Term, this Agreement continues until one party gives 90 days prior written notice to the other party or such shorter period as is mutually agreed upon by the parties. Notwithstanding the foregoing, this Agreement may be terminated by any party upon the breach of the other party of any material term of this Agreement if such breach is not cured within 15 days of notice of such breach to the breaching party. This Agreement may not be amended or modified in any manner except by written agreement executed by Fund Services and the Company.

(2)	Early Termination. In the absence of any material breach of this Agreement, should the Company elect to terminate this Agreement prior to the end of the Renewal Term, the Company agrees to pay the following fees:

a.            all monthly fees through the end of the Renewal Term, including the repayment of any negotiated discounts;

b.            all fees associated with converting services to successor service provider;

c.            all fees associated with any record retention and/or tax reporting obligations that may not be eliminated due to the conversion to a successor service provider; and

d.            all miscellaneous costs associated with a.-c. above.

2.	Exhibit C, the fee schedule of the Agreement is hereby superseded and replaced with Exhibit C attached hereto.

Except to the extent amended hereby, the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this First Amendment to be executed by a duly authorized officer on one or more counterparts as of the date and year first written above.

FMI FUNDS, INC.		U.S. BANCORP FUND SERVICES, LLC

By:	/s/ John S. Brandser	By:	/s/ Jeanine M. Bajczyk

Name: John S. Brandser	Name:	Jeanine M. Bajczyk

Title: President	Title:	Sr. Vice President

 Exhibit C to the Fund Administration Agreement – FMI Funds, Inc

Fund Accounting, Fund Administration & Portfolio Compliance Services

Fee Schedule Effective January 1, 2019

FMI Large Cap Fund, FMI Common Stock Fund, FMI International Fund

(Investor Class and Institutional Class)

Annual Fee Based Upon Average Net Assets per Complex

___ basis points on the first $___ Billion

___ basis points on the next $___ Billion

___ basis points on the next $___ Billion

___ basis points on the balance

◾         Additional fee of $____ for each additional class and/or for a Controlled Foreign Corporation (CFC), or sub-advisor

All schedules subject to change depending upon the use of unique security types requiring special pricing or accounting arrangements.

Minimum Annual Fee: $____ for the first three funds in the complex.

Services Included in Annual Fee per Fund

◾	Advisor Information Source – On-line access to portfolio management and compliance information.
◾	Daily Performance Reporting – Daily pre and post-tax fund and/or sub-advisor performance reporting.
◾	Core Tax Services – See Additional Services Fee Schedule
◾	Legal Administration (annual legal administration and subsequent new fund launch)
◾	Blue Sky Registration services
◾	Section 18 Compliance Testing (Daily asset Coverage Test)
◾	Charles River daily fund compliance testing
◾	wash sales reporting (currently GainsKeeper)
◾	Unity
◾	PFIC Analysis and Monitoring

Data Services

Pricing Services

◾	$___ – Domestic Equities, Options, ADRs, Foreign Equities, Futures, Forwards, Currency Rates, Mutual Funds, ETFs, Total Return Swaps
◾	$___ – Domestic Corporates, Domestic Convertibles, Domestic Governments, Domestic Agencies, Mortgage Backed, Municipal Bonds
◾	$___ – CMOs, Money Market Instruments, Foreign Corporates, Foreign Convertibles, Foreign Governments, Foreign Agencies, Asset Backed, High Yield
◾	$___ – Interest Rate Swaps, Foreign Currency Swaps
◾	$___ – Bank Loans
◾	$___ – Swaptions
◾	$___ – Intraday money market funds pricing, up to 3 times per day
◾	$___ – Credit Default Swaps
◾	$___ per Month Manual Security Pricing (>25per day)

NOTE: Prices above are based on using U.S. Bank primary pricing service which may vary by security type and are subject to change. Use of alternative and/or additional sources may result in additional fees. Pricing vendors may designate certain securities as hard to value or as a non-standard security type, such as CLOs and CDOs, which may result in additional fees.

Corporate Action and Factor Services (security paydown)

◾	$___ per Foreign Equity Security per Month
◾	$___ per Domestic Equity Security and Total Return Swap per Month
◾	$___ per CMOs, Asset Backed, Mortgage Backed Security per Month

Third Party Administrative Data Charges (descriptive data for each security)

$__ per security per month for fund administrative data

SEC Modernization Requirements

◾	Form N-PORT – $____ per year, per Fund
◾	Form N-CEN – $___ per year, per Fund

Chief Compliance Officer Support Fee

◾	$____ per year per fund complex

Miscellaneous Expenses

All other miscellaneous fees and expenses, including but not limited to the following, will be separately billed as incurred: postage, stationery, programming, special reports, third-party data provider costs (including Bloomberg, S&P, Moody’s, Morningstar GICS, MSCI, Lipper, etc.), Fair Value Services, SWIFT processing and customized reporting, proxies, insurance, EDGAR/XBRL filing, record retention, federal and state regulatory filing fees, expenses related to and including travel to and from Board of director’s meetings, third party auditing and legal expenses, tax e-filing charges, PFIC monitoring and conversion expenses (if necessary).

Additional Services

Additional services not included above shall be mutually agreed upon at the time of the service being added. U.S. Bank legal administration (e.g ,in excess of annual legal administration and subsequent new fund launch), Section 15(c) reporting, equity & fixed income attribution reporting, electronic Board book portal (BookMark), Master/Feeder Structures and additional services mutually agreed upon.

In addition to the fees described above, additional fees may be charged to the extent that changes to applicable laws, rules or regulations require additional work or expenses related to services provided (e.g., compliance with new liquidity risk management and reporting requirements).

Fees are calculated pro rata and billed monthly.